Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	2/28/2010	2/28/2009
Income before income taxes and minority interest	$1,839	$1,664
Add:
Minority interest	-	-
Fixed charges	526	479
Less: Capitalized interest	(5)	(9)
Earnings as defined	$2,360	$2,134

Interest expense, net of capitalized interest	$43	$35
Capitalized interest	5	9
Portions of rentals representative of the interest factor	478	435
Fixed charges as defined	$526	$479

Ratio of earnings to fixed charges	4.49	4.45